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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM N-8F

I.   General Identifying Information

1.   Reason fund is applying to deregister (check *only one;* for descriptions, *see* Instruction 1 above):

[ ]   **Merger**

[X]   **Liquidation**

[ ]   **Abandonment of Registration**
          (Note: Abandonments of Registration answer *only* questions 1 through 15, 24 and 25 of this form
          and complete verification at the end of the form.)

[ ]   Election of status as a **Business Development Company**
          (Note: Business Development Companies answer *only* questions 1 through 10 of this form and
          complete verification at the end of the form.)

2.   Name of fund: Domini Social Trust (the "Trust").

3.   Securities and Exchange Commission File No.: 811-05824

4.   Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[]   Initial Application   [X]   Amendment

5.   Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 536 Broadway, 7th
        Floor, New York, New York 10012

6.   Name, address, and telephone number of individual the Commission staff should contact with any
        questions regarding this form: Megan Dunphy, (212) 217-1114, Domini Social Investments, LLC, 536
        Broadway, 7th Floor, New York, NY 10012-3915.

7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation
        of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

        Domini Social Investments LLC (investment manager for Domini Social Trust)
        536 Broadway, 7th Floor
        New York, NY 10012
        (212) 217-1110

        Wellington Management Company, LLP (investment submanager for Domini Social Trust)
        75 State Street
        Boston, MA 02109
        (617) 951-5000

DSIL Investment Services LLC (distributor)
536 Broadway, 7th Floor
New York, NY 10012
(212) 217-1114

State Street Bank and Trust Company
(custodian)
200 Clarendon Street
Boston, MA 02116
(617) 786-3000

PNC Global Investment Servicing, Inc. (transfer agent)
4400 Computer Drive
Westborough, MA 01581
(302) 791-1700

Iron Mountain Records Management (offsite records storage)
22 Kimberly Road
East Brunswick, NJ 08816
(800) 934-3453

James Story, Esq. (counsel to independent trustees)
89A Mount Vernon Street
Boston, MA 02108

NOTE: *Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.*

8.   Classification of fund (check only one):

[X]   Management company;

[ ]   Unit investment trust; or

[ ]   Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

[X]   Open-end   [ ]   Closed-end

10.   State law under which the fund was organized or formed (*e.g.*, Delaware, Massachusetts): New York

11.   Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Investment manager for Domini Social Equity Trust, Domini European Social Equity Trust, Domini European PacAsia Social Equity Trust and Domini PacAsia Social Equity Trust, each a series of the Trust (each a "Portfolio"):

Domini Social Investments LLC

536 Broadway, 7th Floor
New York, NY 10012

Investment submanager for Domini Social Equity Trust, Domini European Social Equity Trust, Domini European PacAsia Social Equity Trust and Domini PacAsia Social Equity Trust:

Wellington Management Company, LLP
75 State Street
Boston, MA 02109

Investment submanager for Domini Social Equity Trust:

SSgA Funds Management, Inc. (until November 30, 2006)
State Street Financial Center
One Lincoln Street
Boston, MA 02111

12.   Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

The Trust does not have a principal underwriter. The placement agent of the Trust is:
DSIL Investment Services LLC
536 Broadway, 7th Floor
New York, NY 10012

13.   If the fund is a unit investment trust ("UIT") provide:

(a)   Depositor's name(s) and address(es): N/A

(b)   Trustee's name(s) and address(es): N/A

14.   Is there a UIT registered under the Act that served as a vehicle for investment in the fund (*e.g*., an insurance company separate account)?

[ ] Yes   [X] No

If Yes, for each UIT state:
        Name(s):

        File No.: 811- _____

        Business Address:

15.   (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [X] Yes   [ ] No

        If Yes, state the date on which the board vote took place: September 3, 2008

        If No, explain:

(b)   Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes   [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

All investors have redeemed their respective interests in the Portfolios. No Portfolio has any assets.

II.   Distributions to Shareholders

16.   Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes   [ ] No

(a)   If Yes, list the date(s) on which the fund made those distributions: the close of business on November 28, 2008

(b)   Were the distributions made on the basis of net assets?

[X] Yes   [ ] No

(c)   Were the distributions made *pro rata* based on share ownership?

[X] Yes   [ ] No

(d)   If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)   *Liquidations only:*

Were any distributions to shareholders made in kind?

[X] Yes   [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

100%.

The Trust has four Portfolios, in which corresponding series of Domini Social Investment Trust (811-05823), Domini Advisor Trust (811-21653) and Domini Institutional Trust (811-07599) (each such series, a "Feeder Fund") invested all of their respective assets. As part of Feeder Fund reorganizations, each Feeder Fund's investment assets came to be held and managed directly within the series of Domini Social Investment Trust as of the close of business on November 28, 2008. Each series of Domini Social Investment Trust, as the sole remaining Feeder Fund, then redeemed its investment in the corresponding Portfolio. Such redemptions from the Portfolios to the Feeder Fund series of Domini Social Investment Trust were made both in cash and in-kind.

Such redemptions in-kind were effected in accordance with the conditions set forth in the Commission's no-action guidance with respect to 1940 Act Section 17(a) issues relating to in-kind redemptions to affiliated shareholders in the context of master-feeder structures. (See Signature Financial Group, Inc. no-action letter (pub. Avail. Dec. 28, 1999)). The Applicant notes that this guidance assumes that at the time of a redemption in-kind, the master fund has multiple shareholders and that there may be conflicts of interest inherent in the distribution of assets in kind to shareholders that are affiliated persons. However, at the time of each of the redemptions in-kind effected in connection with the Feeder Fund reorganizations, each remaining Feeder Fund was the sole shareholder of the relevant Portfolio. While the redemptions in-kind were effected in a manner that satisfied the conditions of the Signature Financial no-action letter, the exemption from Section 17(a) afforded by 1940 Act Rule 17a-3 could also be considered to apply to each of the in-kind redemptions.

17. *Closed-end funds only:*
Has the fund issued senior securities? N/A

[ ] Yes   [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed ***all*** of its assets to the fund's shareholders?

[X] Yes   [ ] No

If No,
(a)   How many shareholders does the fund have as of the date this form is filed?

(b)   Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes   [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.   Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[ ] Yes   [X] No

If Yes,
(a)   Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)   Why has the fund retained the remaining assets?

(c)   Will the remaining assets be invested in securities?

[ ] Yes   [ ] No

21.   Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes   [X] No

If Yes,
(a)   Describe the type and amount of each debt or other liability:

(b)   How does the fund intend to pay these outstanding debts or other liabilities?

IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)   List the expenses incurred in connection with the Merger or Liquidation: None

(b)   How were those expenses allocated? N/A

(c)   Who paid those expenses? N/A

(d)   How did the fund pay for unamortized expenses (if any)? N/A

23.   Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes   [X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

[ ] Yes   [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.   Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes   [X] No

If Yes, describe the nature and extent of those activities:

VI.   Mergers Only

26.   (a)   State the name of the fund surviving the Merger: N/A

(b)   State the Investment Company Act file number of the fund surviving the Merger: N/A

(c)   If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: N/A

(d)   If the merger or reorganization agreement has **not** been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

<PAGE>

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Domini Social Trust, (ii) she is the Secretary of Domini Social Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

_/s/ Megan L. Dunphy_____
Megan L. Dunphy
Secretary